1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 15, 2004

For the month of July 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 08/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on July 16, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.2	Announcement on July 21, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.3	Announcement on July 23, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.4	Announcement on July 28, 2004: UMC announced its unconsolidated operating results for the second quarter of 2004

99.5	Announcement on July 28, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.6	Announcement on August 2, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.7	Announcement on August 3, 2004: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on August 3, 2004: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on August 3, 2004: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on August 3, 2004: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on August 4, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.12	Announcement on August 9, 2004: July Sales

99.13	Announcement on August 10, 2004: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on August 10, 2004: Announcement of the capital reduction due to the retirement of certain treasury stocks

99.15	Announcement on August 13, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/09~2004/07/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 8,567,000 shares; average unit price: $47.274 NTD; total amount: $404,992,200 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $289,635,564 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 128,037,144 shares; amount: 1,724,049,691 NTD; percentage of holdings: 2.58%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 25.21% ratio of shareholder’s equity: 35.42%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.2

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/19~2004/07/21

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 7,200,000 shares; average unit price: $42.276 NTD; total amount: $304,386,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $207,436,839 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 120,837,144 shares; amount: 1,627,100,030 NTD; percentage of holdings: 2.44%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.24% ratio of shareholder’s equity: 33.41%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/22~2004/07/23

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 7,573,000 shares; average unit price: $40.633 NTD; total amount: $307,716,400 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $205,744,207 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 113,264,144 shares; amount: 1,525,127,837 NTD; percentage of holdings: 2.28%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.21% ratio of shareholder’s equity: 33.37%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.4

UMC announced its unconsolidated operating results for the second quarter of 2004

1.	Date of the investor/press conference: 2004/07/28

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei,

133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303)

(“UMC” or “the Company”) today announced its unconsolidated operating results for the second quarter of 2004. Year-over-year revenue increased by 34.4% to NT$29.18 billion from NT$21.71 billion, and a 15.2% QoQ increase from NT$25.33 billion in 1Q04. The operating profit is NT$7.59 billion, a 43.6% increase compared with 1Q04. The net income for 2Q04 was NT$12.70 billion, increased by 84.2% from NT$6.89 billion in 1Q04. EPS was NT$0.83.

Wafer shipments in the second quarter were 710 thousand 8-inch equivalent wafers (including UMCi), a 9.7% increase from 1Q04, and utilization rate was over 99%. The blended average selling price (ASP) rose 6% during 2Q04 due to increasing demand for advanced technology products. The percentage of revenue from 0.18-micron and below technologies in the second quarter is 53%, increased by 3%, compared with 1Q04. Revenue from the communication market segment increased and accounted for 44% of total revenue in 2Q04. Most of the increase was due to the strong demand for programmable logic and handset baseband chips. Estimated installed capacity in the third quarter is 853 thousand 8-inch equivalent wafers. The increase in estimated capacity during the third quarter is primarily due to recognized capacity from Fab 8S as of July 1st, and additional 12-inch capacity expansion at 300mm fabs.

“We experienced strong demand from our customers in the second quarter, leading to a 9.7% increase in wafer shipments and an increase in our blended average selling price. Together, these drove a 15.2% growth in quarter-over-quarter revenue and a 43.6% increase in operating income. Our second quarter results not only confirm that UMC is doing well in terms of business performance, but also demonstrate the successful execution of UMC’s foundry strategy,” said Dr. Jackson Hu, CEO at UMC.

Dr. Hu continued, “We remain committed to providing the best foundry services to our customers. To maintain our leading position in semiconductor process technology, UMC will remain a primary driving force in the foundry industry’s migration to 90nm technology. Some of the world’s largest IC companies, including major suppliers of programmable logic and wireless handset baseband ICs, have already qualified and adopted UMC’s 90nm process to fabricate their most advanced products. We are expanding our 90nm production on 300mm wafers at Fab 12A and at UMCi so that our customers will enjoy increased performance and cost benefits. Furthermore, UMC is working closely with several of our customers to ensure its leadership in 65nm process technology – the next generation of IC manufacturing technology.”

“Our capacity is on schedule to increase by 19% to 853 thousand 8-inch equivalents in the third quarter. The availability of this additional capacity, mainly from Fab 8S, Fab 12A and UMCi, will help ease the present tight capacity situation. Going forward, we expect revenue and profit growth to continue into the third quarter.”

4.	Any other matters that need to be specified: None

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Exhibit 99.5

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/26~2004/07/28

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 10,833,000 shares; average unit price: $40.778 NTD; total amount: $441,749,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $295,880,154 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 102,431,144 shares; amount: 1,379,258,991 NTD; percentage of holdings: 2.07%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.14% ratio of shareholder’s equity: 33.27%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/29~2004/08/02

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 10,816,000 shares; average unit price: $39.489 NTD; total amount: $427,111,200 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $281,471,264 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 91,615,144 shares; amount: 1,233,619,055 NTD; percentage of holdings: 1.85%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.09% ratio of shareholder’s equity: 33.21%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/16~2004/08/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 13; average unit price: $79,577,519 NTD; total transaction price: $1,034,507,750 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/10~2004/08/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 2; average unit price: $433,545,350 NTD; total transaction price: $867,090,700 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/12/26~2004/08/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 18; average unit price: $31,144,571 NTD; total transaction price: $560,602,271 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI KCKUSAI ELECTRIC INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/02/20~2004/08/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $94,831,657 NTD; total transaction price: $663,821,600 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY, LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.11

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/08/03~2004/08/04

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 11,800,000 shares; average unit price: $38.141 NTD; total amount: $450,065,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $291,175,277 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 79,815,144 shares; amount: 1,074,729,332 NTD; percentage of holdings: 1.61%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.04 % ratio of shareholder’s equity: 33.14%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.12

United Microelectronics Corporation

August 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2004

1) Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
July	Invoice amount	11,561,972	6,931,165	4,630,807	66.81%
2004	Invoice amount	67,487,672	48,272,340	19,215,332	39.81%
July	Net sales	11,201,857	7,010,969	4,190,888	59.78%
2004	Net sales	65,704,629	46,615,121	19,089,508	40.95%

2) Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	32,281,487
UMC’s subsidiaries	23,537	23,281	565,680

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	1,949	179,533	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	25,586
Financial instruments	Interest rate swap
Mark to market value	-567

b Trading purpose: None

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Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/08/09

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $993,111,660 NTD; total transaction price: $993,111,660 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.14

Announcement of the capital reduction due to the retirement of certain treasury stocks

1.	Date of the Competent Authority’s approval of the capital reduction: 2004/08/06

2.	Date of completion of capital amendment registration: 2004/08/10

3.	Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)	Before the capital reduction: The paid-in capital is NT$178,975,718,590; the shares outstanding are 17,506,662,859 shares; book value per share is NT$15.19

(2)	After the capital reduction: The paid-in capital is NT$177,478,438,590; the shares outstanding are 17,506,662,859 shares; book value per share is NT$15.19

4.	Share conversion operations plan: None

5.	Any other matters that need to be specified: None

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Exhibit 99.15

United Microelectronics Corporation

For the month of July, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of July, 2004

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June 30, 2004	Number of shares held as of July 31, 2004	Changes
Director	Ching-Chang Wen	10,524,919	3,524,919	(7,000,000)*
Group President	Chris Chi	1,512,464	512,464	(1000,000)
Group President	Fu Tai Liu	5,089,735	3,889,735	(1200,000)
Vice President	Henry Liu	10,264,582	10,174,582	(90,000)

Note: The 7,000,000 shares were transferred to a trust account.

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of June 30, 2004	Number of shares pledge as of July 31, 2004	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	July	2004
Semiconductor Manufacturing Equipment	4,825,661	25,157,842
Fixed assets	23,946	81,036

4) The disposition of assets (NT$ Thousand)

Description of assets	July	2004
Semiconductor Manufacturing Equipment	35,335	246,636
Fixed assets	0	16,629